News Release	Corporate Communications 938 University Park Boulevard, Suite 200 Clearfield, UT 84015	Phone: 801-779-4600

For Immediate Release

Media Contact:	Investor Contact:

Amanda Covington	Michael Pici
Phone: 801-779-4625	Phone: 801-779-4614
E-mail: media.relations@vistaoutdoor.com	E-mail: investor.relations@vistaoutdoor.com

Vista Outdoor Acquires Jimmy Styks, LLC

Acquisition Adds Leading Brand to Vista Outdoor’s Recreation Portfolio

Transaction Provides Access to Water Sports Industry through Fast-Growing Segment

Clearfield, Utah, July 20, 2015 –Today, Vista Outdoor Inc. (NYSE: VSTO) announced it has acquired privately owned Jimmy Styks, LLC, a leading designer and marketer of stand up paddle (SUP) boards and related accessories. Jimmy Styks’ SUP portfolio provides easy-to-use platforms for water sport enthusiasts engaging in activities ranging from personal fitness to fishing. The company offers nearly 30 SKUs in epoxy, inflatable, soft and thermoform boards, as well as accessories.

The completed transaction provides Vista Outdoor with access to the water sports market through the fast-growing SUP board segment, which experienced 35 percent growth in 2013 and 40 percent growth in 2014. Jimmy Styks is the market leading SUP board brand and category innovator.

“The acquisition of Jimmy Styks is a direct result of our strategy to be a leading provider of outdoor recreation products, to expand into complementary and adjacent markets and to deliver long-term shareholder value,” said Chairman and Chief Executive Officer Mark DeYoung. “Jimmy Styks is the market leader in stand up paddle boards and strengthens our overall leadership position as an outdoor sports and recreation company. Jimmy Styks expands our portfolio into water sports with products that support activities many of our consumers enjoy, such as fishing, camping and spending their recreational time outdoors. This company and its products clearly support our mission to bring the world outside.”

Vista Outdoor paid approximately $40 million in an all-cash transaction with additional contingent consideration payable if incremental profitability growth milestones are achieved over the next three years. The purchase price represents an approximate 5.5x multiple on expected calendar year 2015 EBITDA. Vista Outdoor expects the acquisition to be accretive to FY16 earnings per share (EPS), including impacts associated with transaction expenses. Additional information related to Jimmy Styks will be presented during Vista Outdoor's first quarter FY16 earnings call and webcast.

“Vista Outdoor’s established customer channels and our strengths in sales, marketing, distribution and consumer insights will support our ability to grow the Jimmy Styks brand. We will also focus on promoting and developing new products and expanding applications for this emerging platform,” said DeYoung.

Jimmy Styks was founded in 2009 in Huntington Beach, California by Kyle Reeves and Jeremy Wilkens, who will remain with Vista Outdoor, and the company will be integrated into the Outdoor Products segment of Vista Outdoor.

“We believe stand up paddle boards remain in their infancy with only 10-15 percent of the number of kayak participants, which has between 15-20 million participants,” said Jeremy Wilkens, Jimmy Styks Co-founder. “Like kayakers, participants can SUP anywhere there is water, however, SUP supports a broad range of water activities and wider demographic appeal.”

“By leveraging its market leading position and focus on innovation, Jimmy Styks is well positioned to capture significant growth opportunities,” said Kyle Reeves, Jimmy Styks Co-founder. “We are very proud of what Jimmy Styks has accomplished. The opportunity to join Vista Outdoor allows us to accelerate growth through channel expansion in the U.S. and internationally, as well as invest in additional product innovation.”

Reed Smith LLP acted as legal advisor to Vista Outdoor in connection with the transaction.

About Vista Outdoor
Vista Outdoor is a leading global designer, manufacturer and marketer in the growing outdoor sports and recreation markets. The company operates in two segments, Shooting Sports and Outdoor Products, and has more than 30 well-recognized brands that provide consumers with a range of performance-driven, high-quality and innovative products in the ammunition, firearms and outdoor accessories categories. Vista Outdoor products are sold at leading retailers and distributors across North America and worldwide. Vista Outdoor is headquartered in Utah and has manufacturing operations and facilities in 10 U.S. States, Puerto Rico, Mexico and Canada along with international sales and sourcing operations in Canada, Europe, Australia, New Zealand and Asia. For news and information visit www.vistaoutdoor.com or follow us on Twitter @VistaOutdoorInc and Facebook at www.facebook.com/vistaoutdoor.

Cautionary Note Regarding Forward-looking Statements
Certain statements in this press release, including statements regarding the expected future financial performance of Jimmy Styks, LLC and the impact of that performance on Vista Outdoor, constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words ‘believe’, ‘expect’, ‘anticipate’, ‘intend’, ‘aim’, ‘should’ and similar expressions are intended to identify such forward-looking statements. All such forward-looking statements involve estimates and assumptions and are subject to a number of risks and uncertainties, many of which are beyond Vista Outdoor’s control, which could cause actual results to differ materially from the expectations described in the forward-looking statements. Among those risks and uncertainties are: assumptions regarding demand for Jimmy Styks’ products; the risk that the anticipated benefits and cost savings from the transaction may not be fully realized or may take longer than expected to realize; the ability of Vista Outdoor to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners of Jimmy Styks; costs or difficulties related to the integration of the business following completion of the transaction; and changes in the business, industry or economic conditions or competitive environment. Vista Outdoor undertakes no obligation to update any forward-looking statements. For further information on factors that could impact Vista Outdoor, and the statements contained herein, please refer to Vista Outdoor's most recent Annual Report on Form 10-K and any subsequent quarterly reports on Form 10-Q and current reports on Form 8-K filed with the U.S. Securities and Exchange Commission.

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